UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s July 2007 total passenger traffic increases 31.0%

▪ Domestic traffic jumps 38.8%

Monterrey, NL, Mexico, August 10, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.4 million in July 2007, an increase of 31.0% compared to July 2006, driven by a 38.8% increase in domestic traffic. The airports with the most significant increases were Reynosa (+93.0%), Culiacán (+50.6%), Monterrey (+37.5%), Chihuahua (+36.5%), and Torreón (+35.3%).

Domestic traffic in July 2007 totaled 1,214,874 passengers, an increase of 38.8% compared to the prior year. Twelve of our airports reported growth in domestic passenger traffic as a result of new routes and frequencies opened by several traditional airlines and by the new airlines (Aladia, Alma, Avolar, Interjet, VivaAerobus, and Volaris). During this month, Alma opened the Ciudad Juárez—Aguascalientes and Tampico—Villahermosa routes. The suspension of operations of Líneas Aéreas Azteca on March 26, 2007 affected traffic at the Zacatecas airport.

International traffic totaled 204,332 passengers in July 2007, a 1.7% reduction compared to July 2006. The Mazatlán, Monterrey, and Culiacán airports recorded the most significant increases. The decrease in the frequency of some routes, principally operated by scheduled international airlines, affected international traffic at the airports at Zihuatanejo, Acapulco, and Durango.

By airport

Monterrey, OMA’s principal airport, served 683,587 passengers in July 2007, an increase of 37.5% compared to the same month of 2006. Domestic traffic at Monterrey airport increased 45.5%, principally as a result of the performance of VivaAerobus. International increased 3.0%.

During July, the Culiacán airport registered the largest increase in passenger traffic (+36,722) after Monterrey. The entry of new domestic and international airlines and a recovery in passenger traffic by Aerocalifornia has benefited both national and international traffic.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: August 10, 2007